UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)

NewGen Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

651360 10 9
(CUSIP Number)

Gerard S. DiFiore, Esq. Reed Smith LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 549-0396 Fax (212) 521-5450
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 651360 10 9
1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Name: Noel M. Corcoran I.R.S. Identification No.: N/A
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ❑ (b) ❑
3. SEC Use Only
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6. Citizenship or Place of Organization: Ireland

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 26,055,449 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 26,055,449 (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 26,055,449 (1)
12. Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) N/A
13. Percent of Class Represented by Amount in Row (11): 47.9% (2)
14. Type of Reporting Person (See Instructions): IN

Footnotes:

(1) This number consists of: (i) 13,558,058 shares of the Issuer’s common stock, $0.001 par value per share (“Common Stock”) held by the reporting person, (ii) 1,000,000 shares of Common Stock issuable upon the exercise of options held by the reporting person, which were issued by the Issuer to the reporting person on October 10, 2006 and are exercisable through October 5, 2016 at a price of $1.00 per share, and (iii) 11,497,391 shares of Common Stock issuable upon the conversion of a 10% convertible promissory note, dated December 20, 2006, in a principal amount of $2,644,400, issued by the Issuer to the reporting person (the “New Convertible Promissory Note”), assuming, for purposes hereof, conversion of the total principal amount of the New Convertible Promissory Note (but no interest accruing thereunder) at the minimum $0.23 conversion price thereunder (thereby yielding the maximum number of shares issuable thereunder with respect to the principal amount thereof). The New Convertible Promissory Note is convertible at a conversion price equal to the greater of (a) 80% of the average three (3) day trading price of the Common Stock (on the OTC-BB or other exchange on which the Common Stock is then trading) during the three trading days immediately prior to the date of exercise of the conversion and (b) $0.23. To the extent that interest accruing under the New Convertible Promissory Note is also converted by the reporting person into shares of Common Stock, a greater number of shares would be issuable upon the conversion of the New Convertible Promissory Note. On the other hand, to the extent that the actual conversion price under the New Convertible Promissory Note exceeds the $0.23 minimum conversion price thereunder, a lesser number of shares would be issuable upon the conversion thereof.

(2) This percentage was calculated based on 41,887,981 outstanding shares of the Issuer’s Common Stock as of December 5, 2006.

Item 1.   Security and Issuer
This Statement of Beneficial Ownership (this “Statement”) relates to the common stock, par value $0.001 per share (“Common Stock”) of NewGen Technologies, Inc., a Nevada corporation (the “Issuer”) whose principal executive offices are located at 6000 Fairview Rd., 12th Floor, Charlotte, NC 28210.

This Statement is being filed by Noel Corcoran (“Corcoran” or the “Reporting Person”) in order to report (i) the amendment by the Issuer, on December 11, 2006, of the terms of a certain term loan financing in a principal amount of $3,006,230 that it had previously received from the Reporting Person in order to allow for the conversion of amounts outstanding thereunder into shares of Common Stock pursuant to the terms of an amended and restated 10% convertible promissory note (the “Original Convertible Promissory Note”); (ii) the exercise by the Reporting Person, on December 12, 2006, of the conversion feature under the Original Convertible Note for the conversion of the full $3,118,353 of principal and interest outstanding thereunder into 13,558,058 shares of Common Stock; and (iii) the issuance by the Issuer to the Reporting Person, on December 20, 2006, of a new 10% convertible promissory note (the “New Convertible Promissory Note”) (a copy of which is filed as an exhibit to this Statement) in a principal amount of $2,644,400, which may be converted into 11,497,391 shares of Common Stock, assuming, for purposes hereof, conversion of the total principal amount of the New Convertible Promissory Note (but no interest accruing thereunder) at the minimum $0.23 conversion price thereunder (thereby yielding the maximum number of shares issuable thereunder with respect to the principal amount thereof). To the extent that interest accruing under the New Convertible Promissory Note is also converted by the Reporting Person into shares of Common Stock, a greater number of shares would be issuable upon the conversion of the New Convertible Promissory Note. On the other hand, to the extent that the actual conversion price under the New Convertible Promissory Note exceeds the $0.23 minimum conversion price thereunder, a lesser number of shares would be issuable upon the conversion thereof.

Item 2.   Identity and Background

(a)	Name:	Noel Corcoran

(b)	Business Address:	6000 Fairview Rd., 12th Floor Charlotte, NC 28210

(c)	Occupation:	Chairman of the Board of Directors of the Issuer

(d)	Conviction:	No

(e)	Civil Proceedings:	No

(f)	Citizenship:	Ireland

Item 3.   Source and Amount of Funds or Other Consideration

The Reporting Person converted an aggregate amount of $3,118,353 of principal and interest that was outstanding under term loans extended by the Reporting Person to the Issuer, as was evidenced by the Original Convertible Promissory Note, in order to acquire the 13,558,058 shares of Common Stock that he currently holds. The Reporting Person may convert an additional principal amount of $2,644,400 of term loans that have been extended by the Reporting Person to the Issuer (and/or interest accruing thereunder), as are evidenced by the New Convertible Promissory Note, into an additional 11,497,391 shares of Common Stock (subject to the assumptions described in Item 1 above as to conversion price and amounts to be converted under the New Convertible Promissory Note). The Reporting Person did not pay any consideration in exchange for the grant by the Issuer to the Reporting Person of the options to purchase 1,000,000 shares of Common Stock that are currently held by the Reporting Person.

Item 4.   Purpose of Transaction

The Reporting Person serves as Chairman of the Board of Directors of the Issuer and has served as such since prior to the consummation of the transactions described in this Statement and has acquired the shares of Common Stock being reported in this Statement (and, upon conversion of the New Convertible Promissory Note and/or exercise of the options held by the Reporting Person, may acquire additional shares of Common Stock) for investment purposes only and not with an intention of acquiring or disposing of additional securities of the Issuer or effecting any of the material or extraordinary transactions or changes involving the Issuer that are described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, the Reporting Person has not acquired the shares reported in this Statement with a view to their resale or in connection with any distribution thereof, and the Reporting Person does not have a present intention of selling, granting any participation in, or otherwise distributing, the acquired shares.

Item 5.   Interest in Securities of the Issuer

(a)	Aggregate Number and Percentage (%): Please see the description contained in rows 7-11 and 13 of the Cover Page which is hereby incorporated by reference.

(b)	Power to Vote or Dispose of Shares: Please see the description contained in rows 7-11 of the Cover Page which is hereby incorporated by reference.

(c)	Transactions within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Person during the past sixty days beyond those described in Items 1 and 3. The information contained in Items 1 and 3 is hereby incorporated by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As alluded to in Item 1 above, the Reporting Person is currently party to a term loan financing with the Issuer, pursuant to which the Issuer borrowed $2,644,400 of principal amount from the Reporting Person on December 20, 2006, which shall mature on June 20, 2007 (the “Maturity Date”) and accrue interest at 10% per annum, payable, at the Issuer’s option, either on a monthly basis or on the Maturity Date. This new term loan is evidenced by the New Convertible Promissory Note issued by the Issuer to the Reporting Person. Amounts outstanding under the New Convertible Promissory Note shall be convertible into Common Stock at a conversion price equal to the greater of (a) 80% of the average three (3) day trading price of the Common Stock (on the OTC-BB or other exchange on which the Common Stock is then trading) during the three trading days immediately prior to the date of exercise of the conversion and (b) $0.23.

Except as set forth herein, the Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits

Number	Description
99.1	10% Convertible Unsecured Promissory Note, dated December 20, 2006, in a principal amount of $2,644,400, issued by NewGen Technologies, Inc. to Noel Corcoran

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2007	By:	/s/ Noel Corcoran
Noel Corcoran